Mr. Larry Spirgel

Office Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Michael Foland

November 16, 2020

Re:	Epilog Imaging Systems, Inc. Offering Statement on Form 1-A Response dated October 28, 2020 File No. 024-11331

Dear Mr. Spirgel,

Thank you for your comments dated October 28, 2020 regarding the Offering Statement of Epilog Imaging Systems, Inc. (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Amendment to the Offering Statement on Form 1-A

Cover Page

1.	You disclose that this offering will be for up to 3,448,276 shares of common stock on both the offering circular cover page and in response to Part I, Item 4 of Form 1-A. Elsewhere, you disclose that the offering will be for up to 3,571,429 shares of common stock. Please revise to reconcile these discrepancies.

The Company has revised the disclosure on the cover page to clarify the discrepancies.

2.	You disclose on page 17 that the company is offering bonus shares. Please revise your cover page and elsewhere to disclose the maximum number of bonus shares that may be issued to investors. Include the bonus shares in the total number of shares being offered such as in the table on the cover page of the offering circular as well as in Part I, Item 4 of Form 1-A. In addition, include the bonus shares and the cash commissions investors will pay to Start Engine Primary, LLC in the aggregate offering price attributable to securities being offered on behalf of the issuer in Part I, Item 4 of Form 1-A. Further, confirm that the cash commissions will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C).

The Company has revised disclosure on Part I, the cover page, plan of distribution, and perks to clarify the maximum amount of bonus shares that may be issued to investors. In addition, the Company has amended its disclosure to identify the fee to be paid to StartEngine in Part 1 and provided in the subscription agreement that the processing fee will be calculated towards the maximum amount non-accredited investors may invest.

3.	Disclosure here appears to indicate the minimum offering size, inclusive of investor fees, will be $51,750. Please add disclosure clarifying whether you will be unable to conduct your first closing until you reach this minimum amount and whether you will return investor funds held in escrow if you do not reach this minimum amount. Disclose the date by which you must receive the minimum offering amount.

The Company has revised the disclosure on the cover page to clarify the following: (i) that there is a minimum offering size, (ii) that the company will not be able to conduct its first closing until it has reached the minimum offering amount and (iii) all funds will be returned to investors if the Company does not receive the minimum offering amount.

4.	Disclosure in the footnote to the table on the cover page and disclosures on pages 15 and 16 suggest that this offering will have a selling stockholder component while disclosure on page 17 states that no securities are being sold for the account of security holders. If there is not a selling stockholder component to this offering, please remove the disclosure that suggest there is such a component.

The Company has revised the disclosure on the cover page, page 15, and page 16 to clarify that there will not be any selling stockholders in this Offering.

Risk Factors, page 6

5.	You disclose under “Subscription Procedures” on page 6 that investors may purchase shares by credit card and you estimate approximately 70% of the gross proceeds raised in this offering will be paid via credit card. Please consider including risk factor disclosure regarding investing with a credit card. Please refer to SEC’s Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination.

The Company has revised the disclosure on page 10 and included a risk factor regarding credit cards and investments.

Dilution, page 12

6.	Please update the dilution table to reflect the information as of June 30, 2020 or the most recent balance sheet date included in the filing.

The Company has revised the disclosure contained to add a dilution table to calculate dilution based on the unaudited net tangible book value of the company as of June 30, 2020.

Plan of Distribution and Selling Securityholders Commissions and Discounts, page 15

7.	The “Per Share” and “Total” “Start Engine Processing Fee” and “Proceeds, before expenses” amounts appear to be inconsistent with your agreement with Start Engine and the disclosure on your cover page. In this regard, it appears Start Engine will charge investors an “investor fee” equal to 3.5% of their investment amount and up to $700 and that you will also pay Start Engine a commission equal to 3.5% of the total dollar amount received from investors and any amount of the 3.5% investor fee that is in excess of $700. Additionally, it appears that the “investor fee” will effectively increase the $1.40 public offering price. Please reconcile these apparent discrepancies by revising your disclosure.

The Company has updated the table on page 15 to clarify the fees paid to Start Engine.

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Perks, page 17

8.	You disclose that first week investors will receive 10% bonus shares, second week investors will receive 5% bonus shares and $5,000+ investors will receive an “extra 10% bonus shares.” Please revise this disclosure to clarify when the first and second weeks begin and whether an investor is able to receive both “Early Bird” and “Volume Perks.” Also, include disclosure clarifying whether fractional shares will be issued, what effect the issuance of bonus shares will have on the effective price per share an investor pays (including an explanation of how the bonus shares will impact the “investor fees” the investor pays Start Engine), whether investors will pay the investor fee to Start Engine Primary on any bonus shares they receive and what effect the issuance of bonus shares will have on the proceeds your receive.

The Company has updated the table on page 17 to clarify when bonus shares are received, whether investors can receive “Early Bird” incentives and “Volume Perks,” whether fractional shares will be issued, impact on use of proceeds and whether Start Engine will be paid investor fees on bonus shares.

Proxy, page 18

9.	Disclosure states that the subscription agreement will grant an irrevocable proxy to the company’s CEO to vote all securities held of record by the investor. Please revise your cover page to highlight that investors in this offering will grant an irrevocable voting proxy to your CEO that will limit their ability to vote their shares until the occurrence of certain events specified in the proxy, none of which may ever occur. Also, revise to further describe the proxy in your summary and securities being offered sections and include a risk factor discussing material risks to investors relating to the proxy.

The Company has revised disclosure on the cover page, summary, securities being offered and risk factors to highlight the fact that investors in this offering will grant an irrevocable voting proxy to the Company’s CEO that will limit their ability to vote their shares until the occurrence of certain events specified in the proxy, none of which may ever occur.

The Company’s Business, page 20

10.	Please revise to clarify whether your Sherpa and Luma products are commercially available and whether you have generated revenues from sales of these products. To the extent these products are still under development, please revise to clarify the developmental status of these products and when you expect that they will be commercially available.

The Company has revised the disclosure on page 20 to clarify which products are commercially available, whether revenues have been generated and the developmental status as necessary of each product.

Regulation, page 29

11.	You state that your Sherpa product is a self-driving add-on for your car that enables hands-free driving. Please revise this section to describe material federal and state regulations that may apply to this product, including a summary of any necessary licenses or approvals.

The Company has revised the disclosure on page 29 to describe material federal and state regulations that may apply to this product and includes a summary of necessary licenses and/or approvals.

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Recent Offerings of Securities and Outstanding Debt, page 33

12.	You disclose that you began an offering to raise up to $1.07 million through the issuance of common stock on Start Engine pursuant to Rule 506(c) of Regulation D. Please revise to disclose the number of shares sold and the proceeds received in this offering and to clarify whether the offering is ongoing.

The disclosure has been updated on page 33 to disclose the number of shares sold, the proceeds received and the date on which the offering closed.

Financial Statements for the Six Months Ended June 30, 2020, page F-1

13.	We noted several errors in your interim financial statements and footnote disclosures. While not a comprehensive list, the following are some of the noted errors that should be addressed in your next amendment:

●	The interim financial statements should be labeled as unaudited, where appropriate;

●	The number of shares of common stock outstanding included in your interim balance sheets do not agree to your interim statement of changes in shareholder’s deficit;

●	The column headers for the interim period statement of operations are not properly labeled;

●	Revise to include the statement of changes in shareholder’s deficit for the interim period ended June 30, 2019. Refer to Rule 8-03(a)(5) of Regulation S-X;

●	You refer to an accumulated deficit of $866,678 as of December 31, 2019 on page F- 6; however, such amount appears to represent the accumulated deficit at June 30,2020;

●	The header in the table on page F-10 to your interim financial statements refers to December 31, 2020. A similar mistake was made on page F-11 to your annual financial statements;

●	The header in Note 2 to your interim financial statements incorrectly refers to June 30, 2019;

●	The header in Note 3 to your interim financial statements incorrectly refers to the annual report periods;

●	Throughout your interim footnotes you refer to the annual periods ended December 31, 2018 and 2019 rather than the interim periods; and

●	Your interim period subsequent events footnote references events that occurred prior to June 30, 2020.

The financials for the six months ended June 30, 2020 have been updated to address the errors listed above.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law, LLP

cc: Michael Mojaver

Chief Executive Epilog Imaging Systems, Inc.

75 E. Santa Clara Street, Ste. 600

San Jose, CA 95003

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